Dan Donahue
Tel 949.732.6557
Fax 949.732.6501
donahued@gtlaw.com

March 13, 2009

VIA EDGAR

Ms. Kate Tillan
Assistant Chief Accountant
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Mail Stop 6010
Washington, D.C.  20549

Re:	CPC of America, Inc. Form 10-K for the fiscal year ended December 31, 2007 Form 10-Q for the quarterly period ended March 31, 2008 File No. 000-24053

Dear Ms. Tillan:

We represent CPC of America, Inc. (“Company”) and are writing in response to the staff’s comment letter dated February 3, 2009.  The Company is in the process of responding to the staff’s comments relating to the Company’s quarterly reports filed during fiscal 2008.  In the meantime, the purpose of this letter is to respond to the single outstanding comment of the staff on the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2007 (“2007 Form 10-K”).

In response to comment number 1 in the staff’s letter dated February 3, 2009, please be advised that the Company believes that the existing disclosure in the most recent draft amendment to the 2007 Form 10-K (“Amendment”) adequately responds to the staff’s comment number 1.  The disclosure contained in Item 13 “Certain Relationships - Transactions Review,” located on page 24 of the Amendment, discloses that “all related party transactions, including without limitation, those transactions contemplated by Item 404(a) of Regulation S-K of the Securities Act of 1933, will be subject to approval by our Audit Committee.”  The foregoing disclosure from the Amendment is identical to the relevant provision in the Company’s Audit Committee Charter on the matter of related party transaction review.  Consequently, our client’s Audit Committee Charter requires that all related party transactions, regardless of materiality, be approved by the Audit Committee.  Audit Committee approval is required in advance of the consummation of those transactions.

On the basis of the foregoing, the Company respectfully submits that no further changes are required to the recent draft Amendment previously submitted to the staff by way of supplemental correspondence on January 14, 2009.  Please contact us at your earliest convenience with any further comments on the Amendment or confirm that the staff has no further comments, in which case the Company will immediately proceed to formally file the Amendment.

GREENBERG TRAURIG, LLP ■  ATTORNEYS AT LAW  ■  WWW.GTLAW.COM
3161 Michelson Drive, Suite 1000 ■  Irvine, California 92612  ■  Tel 949.732.6500  ■  Fax 949.732.6501
OC 286381094v1 3-11-09

Ms. Kate Tillan
Securities and Exchange Commission
March 13, 2009

This will confirm our prior conversation with Ms. Kristin Lochhead of the staff regarding the Company’s intention to file with the staff next week proposed amendments to its 2008 quarterly reports on Form 10-Q in response to the remaining comments in the staff’s letter of February 3, 2009.

Please contact the undersigned at (949) 732-6557 if you have any questions.

Very truly yours, Greenberg Traurig llp /s/ Daniel K. Donahue

DD/df
cc:           CPC of America, Inc.
Cacciamatta Accountancy Corporation